MASTERWORKS

Launching Now | Stanley Whitney (59.0% | $1.4M)

Masterworks Recently Sold Paintings[1]

Pierre Soulages	Andy Warhol	Cecily Brown
Annualized Net Return	Annualized Net Return	Annualized Net Return
13.9% 845 days held	10.4% 256 days held	35.0% 686 days held



STANLEY WHITNEY

99% SOLD OUT



Price Appreciation of Similar Works[2]

59.0%

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A copy of the Offering Circular is available HERE.

1. "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

2. Price appreciation of similar works is an estimate of the historical appreciation rate of the artwork that is derived by reviewing past public auction sales of artworks that are similar to the subject work. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Stanley Whitney with the following criteria: canvas paintings executed 2000 to present that measure 48 inches by 48 inches to 80 inches by 80 inches. The set of similar works includes one painting currently held in the Masterworks portfolio, Masterworks 171, LLC, an affiliate of the Company, purchased at Christie's, London, 20th and 21st Century Evening Sale, held on October 13, 2022 for £705,600 ($799,563). Where the price with buyer's premium was not listed, it was calculated based on the auction house's terms and conditions. The data was sourced from publicly available auction records and does not include private sales.